 Exhibit 99.1

Inspira Technologies CEO Issues Letter to Shareholders on Strategic Direction and Value Creation Plan

RA’ANANA, Israel, May 11, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) (“Inspira,” “Inspira Technologies,” or the “Company”), today issued a letter to its shareholders from its Chief Executive Officer, Dagi Ben-Noon.

Dear Valued Shareholders,

The past several months have marked a defining period in our Company’s evolution. We have taken decisive steps to reshape Inspira around a sharper strategic focus, a stronger asset base, and multiple near-term and long-term pathways to shareholder value creation. This letter is intended to clearly outline where we are heading, why we believe this moment is important, and how our Additively Manufactured Electronics (“AME”) platform, quantum connectivity strategy, and medical business each contribute to a broader plan to convert our assets into measurable value.

Our strategy is built around three distinct value tracks: a commercially active AME platform, a focused quantum connectivity program targeting one of the industry’s most important scaling bottlenecks, and a medical business being positioned as a wholly owned subsidiary with meaningful near-term strategic potential. Each track has its own timeline, execution path, and value driver. Together, they form a coordinated framework designed to convert the Company’s assets into measurable business outcomes and long-term shareholder returns.

Importantly, our recent commercial activity should not be viewed as an isolated event, but as clear evidence of a broader revenue ramp now developing across the Company. This ramp up is expected to be supported by AME system sales, recurring consumables and service revenues, and continued monetization of our medical technologies. Our objective is to convert this commercial activity into a scalable revenue base that grows consistently quarter over quarter. This revenue ramp will be reflected in the Company’s upcoming financial reports.

At the same time, the Company’s management has actively reduced the burn rate of the legacy medical business while reallocating capital toward the AME platform and quantum connectivity program. This is not a passive increase in expenses; it is a deliberate shift in the Company’s cost structure from legacy medical operating expenses toward commercial AME execution, quantum development, customer deployments, and revenue-generating activity. Our execution priorities are clear: accelerate cash collection, expand recurring revenue, improve gross margins, increase capital efficiency, and convert commercial activity into scalable revenue growth.

1. Quantum Computing Connectivity

We are positioning Inspira to become a foundational connectivity layer for the quantum computing industry, one of the most strategically important and fastest-growing sectors in advanced technology. Our recent acquisition of the AME platform from Nano Dimension Ltd. (“Nano”), backed by more than $200 million of prior research and development investment, gives us a mature, IP-protected, production-ready technology stack to address what we believe is quantum computing’s defining hardware bottleneck. This AME technology is deeply connected to our team’s history. I was one of the original inventors of Nano’s AME technology, and several members of Inspira’s management and development teams have spent significant parts of their careers building, advancing, and commercializing this platform. For us, AME is not a newly discovered opportunity; it is a technology we know intimately, understand deeply, and believe is now ready to be directed toward one of the most important infrastructure challenges in quantum computing.

We believe the highest-value application of the AME platform lies in addressing one of quantum computing’s defining hardware bottlenecks: connectivity inside dilution cryostats. Quantum computers are not limited by qubits alone; they are increasingly limited by the wiring required to control and read them. Today, those lines are typically assembled from separate cables, connectors, shields, thermal anchors, and mechanical components, an approach that can support small systems, but does not scale as qubit counts increase. More qubits require more wires, and more wires introduce more heat, noise, space constraints, RF loss, and mechanical complexity into the cryogenic system. This is the connectivity wall.

Our approach is not to improve a single cable or connector, but to build a complete monolithic interconnect architecture. This architecture is built as a single engineered structure from the outset, combining the conductor, RF dielectric, shielding, thermal management, and mechanical routing rather than assembling them as separate components. As a result, it removes unnecessary connectors and RF discontinuities, embeds shielding to suppress crosstalk, incorporates thermal traps and anchoring to intercept heat before it reaches the coldest stage, and enables approximately 20 fully shielded conductors per square centimeter. Just as important, it preserves the material purity, continuity, and clean interfaces required for quantum environments. In simple terms, traditional quantum wiring is assembled; our solution is engineered as one monolithic system.

Last week we signed a joint development agreement with Qarakal Quantum Ltd., a leading quantum hardware initiative connected to Israel Aerospace Industries and the Hebrew University of Jerusalem, to jointly advance and validate our quantum connectivity architecture for cryogenic quantum systems. This collaboration moves our solution from internal development toward system-level validation in a working quantum environment, and we expect to announce additional collaborations with leading quantum ecosystem participants in the coming weeks.

The market opportunity is significant. McKinsey projects the quantum computing market could reach up to $72 billion by 2035, according to McKinsey’s 2025 Quantum Technology Monitor1, while the Boston Consulting Group estimates the broader quantum ecosystem could approach $170 billion by 20402. We are positioning the Company to participate in this market through a focused connectivity strategy aimed at one of the sector’s most critical scaling constraints. To align our corporate identity with this strategic direction, shareholders have approved changing the Company’s name to QTREX Quantum Ltd., subject to Israeli regulatory approval.

[1]	https://www.mckinsey.com/capabilities/tech-and-ai/our-insights/the-year-of-quantum-from-concept-to-reality-in-2025

[2]	https://www.bcg.com/press/18july2024-quantum-computing-create-up-to-850-billion-of-economic-value-2040

2. The AME Platform

The AME platform is generating commercial traction at a significant pace. Within weeks of closing the acquisition, we have deployed a commercial AME system at a Tier-1 U.S. defense customer, commenced an implementation process with one of the “Magnificent Seven” U.S. technology companies, and generated more than $1 million from recent transactions- the majority of which has already been received in cash by the Company. This level of commercial activity, achieved in such a compressed timeframe, demonstrates not only the strength of the underlying platform but also the depth of demand from leading organizations operating in the most demanding hardware environments in the world. We currently see a robust pipeline of additional engagements developing, including organizations operating at the intersection of advanced computing and quantum infrastructure, and we expect commercial momentum to continue building over the coming quarters. A significant portion of the AME platform’s customer base is concentrated in the aerospace, missile, and defense sectors, and we are experiencing growing interest from additional leading organizations across these markets. This interest is driven by AME’s ability to deliver capabilities that conventional electronics manufacturing does not offer. By combining advanced conductive materials, specialized RF dielectrics, complex 3D geometries, and high-density electronic structures in a single manufacturing platform, AME creates a powerful technology stack for mission-critical environments. This combination of unique materials and integrated manufacturing capabilities makes AME especially suited for customers that require compact, rugged, high-performance electronic systems where size, weight, signal integrity, and reliability are critical.

Beyond the immediate commercial opportunity, AME also gives us strategic access to organizations that are active in quantum and next-generation computing. Several current and new AME customers, maintain relevant programs in quantum computing or related advanced computing infrastructure. We are working to expand these commercial relationships into additional units and programs within the same organizations, creating a potential bridge between AME’s current traction and our broader quantum connectivity strategy.

3. Medical Business

We are repositioning our existing medical business to sharpen operational focus and unlock strategic value. We are actively working to sell certain parts of our medical business and are engaged in discussions with several parties regarding potential transactions. Management’s objective is to transform at least one of these discussions into a formal term sheet or definitive strategic framework by the end of the third quarter of 2026, with certain discussions already advanced enough to potentially mature sooner. Such a transaction could materially strengthen the Company’s balance sheet and provide significant non-dilutive capital. At the same time, we have actively reduced the medical business burn rate to preserve capital and align the cost structure with our strategic monetization process.

This monetization effort is supported by several advanced medical assets with regulatory, clinical, and commercial validation. The INSPIRA™ ART100 is FDA-cleared for cardiopulmonary bypass procedures in the U.S. and is in active clinical use at leading U.S. institutions, including top academic medical centers. To date, the ART100 has been used clinically in more than 40 patients and continues to be used actively and routinely. In addition, the HYLA™ platform has recently been validated in a next-generation standalone configuration with high parameter accuracy, targeting the broader heart-lung surgery market. We are preparing to submit the HYLA platform for FDA clearance in the coming months.

Beyond the Company’s current clinical and regulatory milestones, the broader critical care environment continues to demonstrate the strategic relevance of advanced oxygenation technologies. Severe infectious disease events, including recent Andes virus, associated hantavirus infections and Hantavirus Pulmonary Syndrome (“HPS”) cases monitored by global health authorities, continue to underscore the importance of ICU readiness, advanced blood oxygenation, and extracorporeal support infrastructure. The Centers for Disease Control and Prevention clinical guidance from May 2026 notes that early ECMO initiation in deteriorating HPS patients has been associated with approximately 80% survival. Inspira’s FDA cleared ART100 platform remains a meaningful medical asset within the Company’s broader portfolio. In this context, the Company has notified relevant U.S. public health authorities of its manufacturing readiness for broader critical care preparedness planning.

Across all three tracks, disciplined capital allocation remains our operating principle. The termination of our ATM and SEPA facilities in March 2026 reflects our commitment to a cleaner capital structure and a more deliberate financing strategy. With a revenue ramp up now developing, the medical monetization process underway, and burn reduction already implemented, our priority is to preserve capital, extend runway, and convert strategic progress into measurable financial results.

Looking ahead, we believe Inspira is at an inflection point. The convergence of an actively scaling AME commercial platform, a quantum connectivity strategy targeting one of the largest emerging hardware markets in technology, and a medical monetization process designed to deliver non-dilutive capital, creates what we believe is a unique combination of near-term commercial visibility and long-term strategic upside. We expect the coming weeks and months to bring continued execution milestones across all three tracks.

On behalf of the entire team, thank you for your continued support and confidence. We are committed to executing this strategy with discipline, transparency, urgency, and a clear focus on measurable milestones. Our priority is to translate the Company’s assets, strategic partnerships, and commercial progress into concrete results for our shareholders.

Dagi Ben-Noon

Chief Executive Officer
Inspira Technologies

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the Additively Manufactured Electronics (AME) platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. Inspira also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it is positioning itself to become a foundational connectivity layer for the quantum computing industry, broader revenue ramp up developing across the Company, its objective to convert this commercial activity into a scalable revenue base that grows consistently quarter over quarter, its execution priorities, a shift in the Company’s cost structure, that quantum computing industry is one of the most strategically important and fastest-growing sectors in advanced technology, that it expects to announce additional collaborations with leading quantum ecosystem participants in the coming weeks, its expectation that commercial momentum will continue building over the coming quarters, expansion of commercial relationships into additional units and programs within the same organizations, creating a potential bridge between AME’s current traction and the Company’s broader quantum connectivity strategy, that the Company is at an inflection point, its belief that the convergence of an actively scaling AME commercial platform, a quantum connectivity strategy targeting one of the largest emerging hardware markets in technology, and a medical monetization process designed to deliver non-dilutive capital, creates a unique combination of near-term commercial visibility and long-term strategic upside , its three distinct value tracks and overall business strategy that is designed to convert the Company’s assets into measurable business outcomes and long-term shareholder returns, the benefits, advantages and capabilities of its AME platform, repositioning of its medical business to sharpen operational focus and unlock strategic value, the potential for a transaction relating to its existing medical business and the timing thereof, its belief that the resulting value from a potential transaction could materially strengthen its balance sheet, provide significant non-dilutive capital, its preparation to submit the HYLA platform for FDA clearance and the timing thereof, its goal to advance the AME platform, quantum connectivity program, and medical monetization process while preserving shareholder value, reducing unnecessary dilution, and its priority to preserve capital. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com

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